UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Redwoods Acquisition Corp.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

758083208

(CUSIP Number)

March 31, 2022

(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 758083208	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
MMCAP International Inc. SPC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
800,000*
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
800,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
800,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.16%**
12	TYPE OF REPORTING PERSON*
CO

FOOTNOTES

* Consists of 800,000 shares of Common Stock, currently held in units.
** The percentages used herein are calculated based on 12,977,500 shares of Common Stock outstanding of the Issuer, as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission on April 1, 2022, after the completion of the offering.

CUSIP No. 758083208	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
MMCAP International Inc. SPC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
800,000*
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
800,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
800,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.16%**
12	TYPE OF REPORTING PERSON*
CO

FOOTNOTES

* Consists of 800,000 shares of Common Stock, currently held in units.
** The percentages used herein are calculated based on 12,977,500 shares of Common Stock outstanding of the Issuer, as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission on April 1, 2022, after the completion of the offering.

CUSIP No. 758083208	13G	Page 4 of 6 Pages

Item 1 (a). Name of Issuer:

Redwoods Acquisition Corp.

Item 1 (b). Address of Issuer's Principal Executive Offices:

1115 Broadway, 12th Floor, New York, NY, 10010

Item 2 (a). Name of Person Filing:

i) MMCAP International Inc. SPC

ii) MM Asset Management Inc.

Item 2 (b). Address of Principal Business Office or, if None, Residence:

i) c/o Mourant Governance Services (Cayman) Limited

    94 Solaris Avenue

    Camana Bay, P.O. Box 1348
    Grand Cayman, KY1-1108, Cayman Islands

ii) 161 Bay Street
 TD Canada Trust Tower Ste 2240

 Toronto, ON M5J 2S1 Canada

Item 2 (c). Citizenship:

i) Cayman Islands
ii) Ontario, Canada

Item 2 (d). Title of Class of Securities:

Common Stock, par value $0.0001

Item 2 (e). CUSIP Number:

758083208

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

 (a) ☐ Broker or dealer registered under Section 15 of the Act;

 (b) ☐ Bank as defined in Section 3(a)(6) of the Act;

 (c) ☐ Insurance Company as defined in Section 3(a)(19) of the Act;

 (d) ☐ Investment Company registered under Section 8 of the Investment Company Act;

 (e) ☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

 (f) ☐ Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

 (g) ☐ Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

 (h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

CUSIP No. 758083208	13G	Page 5 of 6 Pages

 (i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:

 (j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

 ☒ If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4. Ownership.

 Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

 (a) Amount beneficially owned: 800,000*

 (b) Percent of class:  6.16%**

 (c) Number of shares as to which such person has:

 (i) Sole power to vote or to direct the vote:  0

 (ii) Shared power to vote or to direct the vote:  800,000*

 (iii) Sole power to dispose or to direct the disposition of:  0

 (iv) Shared power to dispose or to direct the disposition of:  800,000*

* Consists of 800,000 shares of Common Stock, currently held in units.

** The percentages used herein are calculated based on 12,977,500 shares of Common Stock outstanding of the Issuer, as reported in the Issuer's Prospectus filed with the Securities and Exchange Commission on April 1, 2022, after the completion of the offering.

Instruction.  For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

 If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

 N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

 N/A

Item 8. Identification and Classification of Members of the Group.

 N/A

Item 9. Notice of Dissolution of Group.

 N/A

CUSIP No. 758083208	13G	Page 6 of 6 Pages

Item 10. Certification.  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MMCAP International Inc. SPC

Date: April 7, 2022	By:	/s/ Matthew McIsaac
Name: Matthew McIsaac Title: Director

MM Asset Management Inc.

Date: April 7, 2022	By:	/s/ Hillel Meltz
Name: Hillel Meltz Title: President